Exhibit 99.1

Press Release

Montrouge, France, November 28, 2017

DBV Technologies to Attend Citi’s 2017 Global Healthcare Conference

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today announced that David Schilansky, Chief Operating Officer & Deputy Chief Executive Officer, and Susanna Mesa, SVP, Strategy, will host investor meetings at Citi’s 2017 Global Healthcare Conference in New York, NY on Wednesday, December 6, 2017.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Investor Relations Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Roberta Di Giorgio

Head, Corporate Communications

+1 917-612-2861

roberta.digiorgio@dbv-technologies.com